Food Company, Inc.
One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754
Email: michael.carter@dole.com

C. Michael Carter

Executive Vice President, General Counsel and Corporate Secretary

November 15, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street, NE

Washington D.C. 20549

Attention: Susan C. Block

Re:	Your Comment Letter Dated October 26, 2012
Regarding Dole Food Company, Inc.’s
Amendment No. 1 to Preliminary Proxy on
Schedule 14A Filed on October 19, 2012 (File No. 001-04455)

Dear Ms. Block:

Dole Food Company, Inc. (the “Company”, “we” or “our”) is in-receipt of the above-captioned comment letter (the “Comment Letter”) regarding Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on October 19, 2012. We have endeavored to respond fully to each of your comments and questions.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed today with the Commission Amendment No. 2 to our Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”) and have included with this letter a marked copy of Amendment No. 2.

U.S. Securities and Exchange Commission

Division of Corporate Finance

November 15, 2012

Interests of Certain Persons in the Sale, page 3

1.	We note your response to our prior comment 2 and reissue in part. Please quantify here the aggregate value of the equity that is vesting at the time of this sale transaction.

In response to the Staff’s comment, we have revised the disclosure on page 3 of Amendment No. 2 as requested to disclose the aggregate value of the equity that is vesting at the time of the sale transaction.

Effects on Our Business, page 6

2.	We note your responses to our prior comments 3 and 32. Please provide here, or in another appropriate place in the proxy statement, a brief explanation to indicate the amount of each type of your indebtedness that you intend to repay with the use of the proceeds from this sale transaction.

In response to the Staff’s comment, we have revised the disclosure on page 51 of Amendment No. 2 as requested to clarify that no amounts of such indebtedness will remain outstanding following the intended application of the proceeds from the sale transaction and our new capital structure as described in the proxy statement.

Risk Factors, page 14

Our substantial indebtedness, page 20

3.	Please address in a risk factor the amount and type of debt you intend to pay down with the sale proceeds and how much of each type of debt you anticipate will remain.

In response to the Staff’s comment, we have revised the risk factor on page 28 of Amendment No. 2 as requested to disclose the amount and type of debt we intend to pay down with the sale proceeds and how much of each type of debt that we anticipate will remain.

Reasons for the Sale Transaction and Recommendation, page 36

4.	We note your responses to our prior comments 4 and 12. Please also address here any consideration the Board gave to the potential effect on the Company’s share price after the sale transaction.

In response to the Staff’s comment, we have revised the disclosure on page 37 of Amendment No. 2 as requested to address the consideration the Board gave to the potential effect on the Company’s share price after the sale transaction.

U.S. Securities and Exchange Commission

Division of Corporate Finance

November 15, 2012

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6810.

Sincerely,

/s/ C. Michael Carter

cc:	Joseph S. Tesoriero
Peter W. Wardle

3